

Mail Stop 3561

June 2, 2017

<u>Via E-mail</u>
Ricardo Rittes de Oliveira Silva
Chief Financial Officer
Ambev S.A.
Rua Dr. Renato Paes de Barros
1017, 3rd floor, 04530-001
São Paulo, SP, Brazil

Re: Ambev S.A.
Form 20-F for the Year Ended December 31, 2016
Filed March 22, 2017
File No. 001-36165

Dear Mr. Rittes:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                          Sincerely,

                                          /s/Craig Arakawa

                                          Craig Arakawa
                                          Accounting Branch Chief
                                          Office of Beverages, Apparel and Mining